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                                                                Exhibit 12(a)(9)

                                SUPPLEMENT NO. 1
                               DATED MAY 5, 2000
                                       TO
                               OFFERING CIRCULAR
                              DATED APRIL 20, 2000
                                       OF
                               IPVOICE.COM, INC.

     IPVoice concluded negotiations of two separate Stock Purchase Agreements on May 5, 2000, one with The Augustine Fund L.P. and the other with The Shaar Fund Ltd. ("the Investors"). These negotiations were described in the Offering Circular on page 14 under the heading "Background, Purpose and Effects of the Offers." The major terms of the Stock Purchase Agreements are as follows:

     1. The Investors paid $2.5 million into escrow for our benefit in return for the following:

          (a)  2,500 shares of our Series B Convertible Preferred Stock; and

          (b) Warrants to purchase 250,000 shares of our common stock at a purchase price equal to 110% of the lowest of the closing bid prices for the common stock for the 5 trading days prior to May 22, 2000. The warrants must be exercised, if at all, within 5 years of May 22, 2000. The warrants have anti-dilution protection.

     The warrants and preferred stock have also been placed into the escrow subject to release of the funds to us.

     2.   The Series B Convertible Preferred Stock has the following features:

          (a)  Annual dividends at 7.5% of the purchase price.

          (b) Conversion price equal to the lesser of (x) 110% of the lowest of the closing bid prices for the common stock for the 5 trading days prior to May 22, 2000, or (y) 75% of the average of the 3 lowest closing bid prices for the common stock for the 30 consecutive trading days immediately preceding the conversion date, which when divided into the purchase price of the shares being converted, shall equal the number of converted common shares.

          (c) Option to purchase one additional share of common stock for each converted share at the conversion price.

          (d) Conversion may begin 180 days after May 22, 2000, and must occur, if at all, by 2 years after May 22, 2000.

          (e)  Redeemable at any time at 127.5% of the purchase price.
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     3.   The $2.5 million will be released from escrow on May 22, 2000, provided that at least 50% of the units subject to our offers to you are either converted or the notes are amended.

     4. Of the $2.5 million held in escrow, $500,000 was released from escrow on May 5, 2000, pursuant to a bridge loan agreement between us and the Investors with the following terms:

          (a)  Interest at 8% per annum.

          (b) Repayable at any time on or before May 27, 2000 unless the remaining $2.0 million is released from escrow prior to that time.

          (c) Security provided by a pledge of 300,000 shares of our common stock beneficially owned by Mr. James Howson, our acting Chairman and Chief Executive Officer.

     Depending on the price at which the Series B Convertible Preferred Stock may be converted and the warrants exercised, exercise of rights by the Investors to purchase or acquire our common stock could dilute our existing stockholders.

     In addition, in the event that the holders of at least 50% of the units do not convert their units into our common stock or elect to amend their notes, the $2.0 million held in escrow will not be released to us and the $500,000 bridge loan will become due and payable. We cannot assure you that we will have the resources to repay that amount if it becomes due. If we were to default on payment of this loan, the price of our common stock could be materially adversely affected. This would affect your ability to sell your common stock if you accept our offer to convert your units.

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